UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)
(doing business as Atlantica Yield)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

Abengoa Yield plc (“Atlantica Yield”) completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain, on September 30, 2015.

Given that this transaction is a significant acquisition under Rule S-X 3-05, we are filing this Report on Form 6-K which includes the following financial statements of Solaben 1/6:

(i) The audited financial statements of Solaben 1 as of and for the year ended December 31, 2014.

(ii) The unaudited financial statements of Solaben 1 for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014.

(iii) The audited financial statements of Solaben 6 as of and for the year ended December 31, 2014.

(iv) The unaudited financial statements of Solaben 6 for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014.

(v) The unaudited pro forma consolidated financial statements for the year ended December 31, 2015.

This Report on Form 6-K also includes a revised consent of Deloitte, S.L. to the incorporation by reference of its report dated March 1, 2016 in Registration Statements Nos. 333-20543 333-205435 and 333-205436 on Form F-3. The revised consent is being filed to correct a typographical error in the consent filed as exhibit 15.1 to our annual report on Form 20-F filed on March 1, 2016.

This Report on Form 6-K is being filed to include the following exhibits:

Exhibit Number	Description
15.1	Consent of Deloitte, S.L.
15.2	Consent of Deloitte, S.L.
15.3	Consent of Deloitte, S.L.
99.1	Audited financial statements of Solaben 1 as of and for the year ended December 31, 2014
99.2	Unaudited financial statements of Solaben 1 for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014
99.3	Audited financial statements of Solaben 6 as of and for the year ended December 31, 2014
99.4	Unaudited financial statements of Solaben 6 for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014
99.5	Unaudited pro forma consolidated financial statements for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director

Date: March 15, 2016